Exhibit 2

THERAPIX BIOSCIENCES LTD. For the Annual General Meeting of Shareholders to be held on October 25, 2017 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Therapix Biosciences Ltd. (the “Company”) hereby appoints Dr. Ascher Shmulewitz and/or Josh Blacher, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the offices of the Company at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Tel-Aviv 5320047, Israel, on October 25, 2017 at 3:00 p.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

THERAPIX BIOSCIENCES LTD.

October 25, 2017

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote for the following resolutions as in this example ☒

1.

TO RE-ELECT the following nominees to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders or until their respective successors are duly elected:

		FOR	AGAINST	ABSTAIN
	a. Dr. Ascher Shmulewitz	☐	☐	☐
	b. Amit Berger	☐	☐	☐
	c. Dr. Yafit Stark	☐	☐	☐
	d. Zohar Heiblum	☐	☐	☐
	e. Stephen M. Simes	☐	☐	☐
	f. Mark E. Groussman	☐	☐	☐
	g. Eric So	☐	☐	☐

2.

TO REAPPOINT Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member firm of EY Global, as the independent registered public accounting firm of the Company for the year ending December 31, 2017 and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.

		FOR ☐	AGAINST ☐	ABSTAIN ☐

3	TO APPROVE the appointment of the Chairman of the Board of Directors, Dr. Ascher Shmulewitz, as Interim Chief Executive Officer.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a “Personal Interest” and/or are you a “Controlling Shareholder” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 3).

		YES ☐	NO ☐

4

TO APPROVE the automatic conversion of all potential royalties, sub-royalties, milestones and other and all financial consideration (and future considerations) referred to in the Company’s License Agreement with Dekel Pharmaceuticals Ltd., as amended, into 19,000,000 Ordinary Shares of the Company (equivalent to 475,000 ADSs) pursuant to the form of agreement attached as Annex A to the Proxy Statement, in which the Company’s Chairman of the Board of Directors may be deemed to have a personal interest.

		FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a “Personal Interest” and/or are you a “Controlling Shareholder” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 4)

		YES ☐	NO ☐

5.	TO APPROVE the Amended Therapix Biosciences Ltd. Compensation Policy for Office holders in the form attached as Annex B to the Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a “Personal Interest” and/or are you a “Controlling Shareholder” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 5)

		YES ☐	NO ☐

6	With respect to the Board of Directors, TO APPROVE:	FOR	AGAINST	ABSTAIN

a.that each of the serving Directors shall, as of October 1, 2017, be compensated total annual Director’s fees (or any part thereof, on a prorated basis) of NIS 120,000, which shall be paid on a quarterly basis;

		☐	☐	☐

	b.that each of the Directors shall be entitled, during and for their office as directors, to customary Indemnification and Exculpation, as described in the Proxy Statement; and	☐	☐	☐

c.the retroactive, one-time cash payment for past services in connection with the Company’s Initial Public Offering, to Mr. Stephen Simes and Mr. Abraham Meizler (both directors of the Company) in the amount of $25,000 each.

		☐	☐	☐

Do you have a “Personal Interest” and/or are you a “Controlling Shareholder” (as defined in the Proxy Statement) with respect to the subject matter of this proposal 6(c)? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 6(c))

		YES ☐	NO ☐

7.	TO APPROVE the grant of options to each of the director nominees as follows, subject to each such director’s re-election as a member of the Board of Directors, and to the two former Directors:	FOR	AGAINST	ABSTAIN
a.	A grant to Amit Berger of options to purchase 750,000 Ordinary Shares (equivalent to 18,750 ADSs) as further described in the Proxy Statement.	☐	☐	☐
b.	A grant to Dr. Yafit Stark of options to purchase 750,000 Ordinary Shares (equivalent to 18,750 ADSs) as further described in the Proxy Statement.	☐	☐	☐
c.	A grant to Zohar Heiblum of options to purchase 750,000 Ordinary Shares (equivalent to 18,750 ADSs) as further described in the Proxy Statement.	☐	☐	☐
d.	A grant to Stephen M. Simes of options to purchase 750,000 Ordinary Shares (equivalent to 18,750 ADSs) as further described in the Proxy Statement.	☐	☐	☐
e.	A grant to Mark E. Groussman of options to purchase 750,000 Ordinary Shares (equivalent to 18,750 ADSs) as further described in the Proxy Statement.	☐	☐	☐
f.	A grant to Eric So of options to purchase 750,000 Ordinary Shares (equivalent to 18,750 ADSs) as further described in the Proxy Statement.	☐	☐	☐
g.	The grant to former Director David Silverman of options to purchase 200,000 Ordinary Shares (equivalent to 5,000 ADSs) as further described in the Proxy Statement.	☐	☐	☐
h.	The grant to former Director Donald Dizon of options to purchase 200,000 Ordinary Shares (equivalent to 5,000 ADSs) as further described in the Proxy Statement.	☐	☐	☐
8(a).	TO APPROVE an increase in the monthly consulting services fees of Dr. Ascher Shmulewitz as a full-time Executive Chairman of the Company.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a “Personal Interest” and/or are you a “Controlling Shareholder” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 8(a))

		YES ☐	NO ☐

8(b).

TO APPROVE the grant to Dr. Ascher Shmulewitz, the Company’s Executive Chairman, (i) of options to purchase 7,150,000 Ordinary Shares (equivalent to 178,750 ADSs), all as described in the Proxy Statement.

		FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a “Personal Interest” and/or are you a “Controlling Shareholder” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 8(b))

		YES ☐	NO ☐

9(a).	TO APPROVE the general terms of Mr. Josh Blacher’s compensation as full-time Chief Financial Officer of the Company, commencing as of April 12, 2017.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a “Personal Interest” and/or are you a “Controlling Shareholder” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 9(a))

		YES ☐	NO ☐

9(b).

TO APPROVE the grant to Mr. Josh Blacher, the Company’s Chief Financial Officer, (i) of options to purchase  1,900,000 Ordinary Shares (equivalent to 47,500 ADSs), all as described in the Proxy Statement.

		FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a “Personal Interest” and/or are you a “Controlling Shareholder” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 9(b))

		YES ☐	NO ☐

Name: Number of shares: Signature: Date:

NOTE: Please mark date and sign exactly as the name(s) appear on this proxy. If the signer is a corporation, please sign the full corporate name by a duly authorized officer.  Executors, administrators, trustees, etc. should state their full title or capacity. Joint owners should each sign.